January 07, 2020

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Alterola Biotech Inc.

Commission File No. 333-156091

We have read Item 4.01, and are in agreement with the statements as they related to our firm being made by Alterola Biotech Inc. (the “Company”) in Item 4.01 of its Form 8-K dated January 03, 2020, captioned “Changes in Registrant’s Certifying Accountant.” We have no basis to agree or disagree with the other statements contained therein and note that we have performed no work for the Company during the period of our engagement.

We hereby consent to the filing of this letter as an exhibit to the report on Form 8-K.

AJSH & Co. LLP
New Delhi, India